SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 17 June 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure: 1. Tony Ball to join BT Board announcement made on 17 June 2009

June 17, 2009

TONY BALL TO JOIN BT BOARD

Tony Ball, the Chairman of Kabel Deutschland and former Chief Executive of BSkyB, is to join the BT Board as a non-executive director. His appointment takes effect from July 16.

    Tony Ball has held senior executive positions in broadcasting and telecommunication businesses in the UK, US and continental Europe. Between 1999 and 2003 he was Chief Executive of BSkyB plc, where he drove the rapid take up of Sky's digital TV offering.

    During the past four years he has led the successful turnaround of Kabel Deutschland which operates cable TV networks in Germany. He has helped build the company into Germany's fastest growing high-speed broadband provider.

    Welcoming the appointment BT's Chairman Sir Michael Rake, said: "Tony has an outstanding track record of innovation and delivery in the communications industry. As BT focuses on the rich opportunities that are presented by combining entertainment with broadband, his drive, knowledge and experience will prove a tremendous asset to the Board."

    Tony Ball, added: "The convergence of the computer and the television, entertainment and communications has only just begun and it is clear BT will have an important part to play in shaping the future. I am looking forward to being part of that journey."

Tony Ball Biography

Tony Ball is Chairman of the Advisory Board of Kabel Deutschland GmbH, Germany's largest cable operator. He is also a board member of the Olympic Delivery Authority for the 2012 London Olympic Games and a trustee of the Media Trust. He is a non-executive director of the Spanish cable company ONO SA.

He served as Chief Executive of BSkyB from 1999 to 2003 and led the company through the strongest period of growth in its history, doubling the number of subscribers and converting the entire base to digital. Prior to this he spent a number of years working in the USA where he was the Chief Executive Officer of FOX/LIBERTY Networks, which included the FX Networks, Fox SportsNet and over 20 Regional Sports Channels throughout the USA. He also served as President of Fox Sports International where he oversaw the creation and the operation of sports television businesses in North America, Latin America, Asia and Australia.

Before going to the USA he held a number of senior positions in UK broadcasting and television production, starting his career as a broadcasting engineer at Thames Television.

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site:  http://www.bt.com/newscentre

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2009, BT Group's revenue was £21,390 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 17 June 2009